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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary CoreTech Consulting Group Announces $600K In New Project Wins

New Contracts Include Engagements In Business Intelligence, Integration and

Security Outsourcing

Irvine, California (October 8, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today that its wholly owned subsidiary CoreTech Consulting Group, LLC, has won two major project deals with an initial combined value of around $600,000.

In these projects CoreTech will provide development and enterprise application integration (EAI) services to a global human resources consulting company and outsourced services for a new security tool deployment for a global pharmaceutical company.

The HR project involves a multi-functional integrated team of application architects, business analysts, and developers. This team will be responsible for working with the client's technology leadership personnel to meet specific needs for its global HR consulting customers.

The project includes the design and development of a new set of core customer reporting systems that will effectively reduce end-customer data delivery by as much as 80%.  CoreTech will provide the business analysts, technology architects, and developers for this project, which will require integration and modernization of existing Microsoft-based applications and back-end infrastructure.

For the pharmaceutical company, CoreTech will execute the deployment of the security tool to 30,000 end users throughout North America. This expands even further CoreTech’s Support Services Practice in the pharmaceutical industry.

"CoreTech continues to demonstrate its ability to win and execute substantial projects,” said Mark Redlus, President & CEO of CoreTech. "As the market continues to show signs of recovery, CoreTech is poised and ready to deliver.  By combining CoreTech’s talents in integration, project management, business analysis, architecture, and development, our clients continue to gain immense benefit in the areas of speed of deployment and return on investment.”

Companies interested in finding out more about CoreTech’s project services can visit http://www.coretech.com/staffing/index.html or send e-mail to info@coretech.com.

About CoreTech Consulting Group, LLC (CoreTech)
CoreTech, a wholly owned subsidiary of Magic Software, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline , Johnson & Johnson, Wyeth, SunTrusT Banks, Synovous Financial and many more. CoreTech, which has been named to the “Inc. 500” and Deloitte & Touche's “Fast 500,” is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337 or by visiting http://www.coretech.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 8 October, 2003